EXHIBIT 21.1

LIST OF SUBSIDIARIES

	State or	Name
	Jurisdiction of	Under which
	Incorporation or	Subsidiary does
Name	Organization	Business

● Flexible Solutions Ltd.	AB	Same
○ Natural Chem SEZC Ltd.	Cayman Islands	Same
● Flexible Fermentation Ltd.	AB	Same or DBA
Flexible Solutions
● NanoChem Solutions Inc.	NV/IL	Same
○ ENP Investments LLC	IN/IL	Same
- ENP Mendota	IL	Same
○ NCS Deferred Corp.	NV	Same
● InnFlex Holding Inc.	CO	Same
● FS Biomass Inc.	CO	Same
○ Flexible Biomass LP	AB	Same